Exhibit 11

CONSENT OF INDEPENDENT AUDITORS

We consent to the inclusion in this Offering Statement on Form 1-A of Sugarfina Corporation of our report dated April 30, 2021, with respect to our audits of the consolidated financial statements of Sugarfina Corporation (Successor), which comprise the consolidated balance sheets as of December 31, 2020 and December 31, 2019 (Successor) and the related consolidated statements of operations and comprehensive loss, Successor changes in stockholder’s deficit, Predecessor changes in stockholder’s equity, and cash flows for the year ended December 31, 2020 (Successor), period of November 1, 2019 (Inception) to December 31, 2019 (Successor), and the period of January 1, 2019 to October 31, 2019 (Predecessor), and the related notes to the consolidated financial statements.

/s/ Windes, Inc.

Windes, Inc.

Long Beach, CA

December 20, 2021